February 8, 2019

Frank G. Haluska
Chief Executive Officer
Anchiano Therapeutics Ltd.
1/3 High-Tech Village, Givat Ram
P.O. Box 39264
Jerusalem, 9139102
Israel

       Re: Anchiano Therapeutics Ltd.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed February 7, 2019
           File No. 333-229155

Dear Dr. Haluska:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 4, 2019 letter.

Amendment Number Three to Form F-1 filed February 8, 2019

Capitalization, page 44

1. We have reviewed the changes made in response to our prior comment 1. It is unclear to us why you removed the shares issuable under the price protection rights from the "as adjusted" column and added a blank "as further adjusted" column when you disclose on page 11 that these rights will be triggered at the assumed initial public offering price of
       $14.55 per ADS and 5.3 million shares will be issued. As it is apparent that the issuance of these shares (and the adjustments to the warrant terms) cannot be avoided at the disclosed assumed offering price and are therefore directly attributable to your proposed
 Frank G. Haluska
Anchiano Therapeutics Ltd.
February 8, 2019
Page 2
      transaction, please address the following:
        Revise your "Capitalization" disclosure to include the impact of triggering the price protection rights in the "as adjusted" column and remove the "as further adjusted"
          column. Include in the "as adjusted" column the impact on both additional paid-in capital and accumulated losses of the issuance of 5.3 million shares, the changes to the existing warrant terms, and the removal of the associated derivative liability.
        Revise the tabular pro forma per share disclosure under "Summary Consolidated
          Financial Data" on page 12 and "Selected Consolidated Financial Data" on page 48 to reflect the impact of the share issuance under the price protection rights. In this regard, it appears that the incremental shares would be added only since the inception of those rights and that the impact on earnings can be ignored as it will not have a continuing impact as the rights terminate after the offering.
        Revise the tabular "pro forma" balance sheet information on page 13 to be consistent with that in the capitalization table and remove the "as adjusted" column.
        Revise your dilution computation and related disclosure starting on page 46 to reflect the pro forma impact on equity of the price protection rights in the first bullet above.
        Include this information prior to effectiveness and ensure that it is consistent with other related disclosure throughout the filing.
      Alternatively, reflect the impact of the price protection rights in the second column under
      "Capitalization" and "Summary Consolidated Financial Data" and present the offering share issuance and proceeds in the third column of each table.
        You may contact Tabatha McCullom at (202) 551-3658 or Mark Brunhofer at
(202) 551-
3638 if you have questions regarding comments on the financial statements and related matters.
Please contact Tonya Aldave at (202) 551-3601 or J. Nolan McWilliams, Attorney-Advisor, at
(202) 551-3217 with any other questions.



                                                             Sincerely,
FirstName LastNameFrank G. Haluska
                                                             Division of
Corporation Finance
Comapany NameAnchiano Therapeutics Ltd.
                                                             Office of
Healthcare & Insurance
February 8, 2019 Page 2
cc:       Anna T. Pinedo, Esq.
FirstName LastName